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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           (AMENDMENT NO___________)*

                               Sonicport.com, Inc.
                         ------------------------------
                                (Name of Issuer)

                    Common Stock, $0.0001 Par Value Per Share
                         ------------------------------
                         (Title of Class of Securities)

                                   835465 10 5
                         ------------------------------
                                 (CUSIP Number)

                              Iwona J. Alami, Esq.
                          Law Offices of Iwona J. Alami
           120 Newport Center Dr., Suite 200, Newport Beach, CA 92660
                                 (949) 760-6880
 ------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                  May 18, 1999
 ------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.


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CUSIP No. 835465 10 5

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     David Baeza

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States citizen

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         7,376,934

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                     -0-
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         7,376,934

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                     -0-

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,376,934 shares

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

______________________________________________________________________________
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     28.27%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 835465 10 5


ITEM 1.  SECURITY AND ISSUER

         This statement on Schedule 13D relates to the common stock, $0.0001 par value per share (the "Common Stock"), of Sonicport.com, a Nevada corporation (the "Company"). The principal executive offices of the Company is located at 1641 20th Street, Santa Monica, CA 90404.

ITEM 2.  IDENTITY AND BACKGROUND

     (a)  Name:                  David Baeza

     (b)  Business  Address:     1641 20th Street
                                 Santa Monica, CA 90404

     (c)  Principal Occupation: President and Chief Executive Officer of Issuer

     (d) During the last five years, Mr. Baeza has not been convicted in a criminal proceeding.

     (e) During the last 5 years, Mr. Baeza has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

     (f)  Citizenship:  United States

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         As of May 18, 1999 (the "Closing Date"), pursuant to Agreement and Plan of Reorganization dated as of the same date (the "Agreement") by and between the Company and shareholders of Communications Television, Inc. (the "CTV Shareholders"), the CTV Shareholders transferred all of the issued and outstanding shares of the capital stock of Communications Television, Inc. ("CTV Shares") to the Registrant in exchange for 19,020,167 shares of the Common Stock of the Registrant representing approximately 89% of the outstanding shares of the Common Stock of the Registrant (the "Share Exchange"). The consideration for the CTV Shares was determined through negotiations between the management of the Company and the Communications Television, Inc.

         Prior to the Share Exchange, David Baeza was the registered owner of 3,186,245 CTV Shares. In connection with the Share Exchange, David Baeza received 7,392,684 shares of the common stock of the Company. Mr. Baeza transferred of 15,750 shares of Registrant from the Closing date until the date hereof.

         In connection with the acquisition, the name of the Company was changed to Sonicport.com, Inc.

ITEM 4.  PURPOSE OF TRANSACTION

         The Reporting Person entered into the above mentioned transaction to acquire the shares of Common Stock for investment purposes. The Common Stock was acquired pursuant to the Agreement as described in Item 3 of this statement on
Schedule 13D.

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         Other than as set forth in Item 3 or Item 4 of this statement on
Schedule 13D, the Reporting Person currently has no plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a) - (i) of
Schedule 13D (although the Reporting Person reserves the right to develop such plans).

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Of the 26,094,986 shares of common stock of Sonicport.com, Inc. issued and outstanding as of June 30, 2000, Mr. Baeza has sole dispositive and voting power over 7,376,934 shares, or 28.27% of the total shares.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT NO.                DESCRIPTION
-----------                ------------
99.1             Agreement and Plan of Reorganization dated as of May 18, 1999.*



----------
* Previously filed with the Securities and Exchange Commission

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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information named in this statement is true, complete and correct.

Date:    September 19, 2000                 David Baeza

                                            /s/ David Baeza
                                            ---------------------------------


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